Exhibit 15

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of SAP SE:

We consent to the incorporation by reference in the registration statements (Nos. 333-63464, 333-213436, and 333-252295) on Form S-8 of SAP SE of our report dated February 24, 2021, with respect to the consolidated statements of financial position of SAP SE as of December 31, 2020 and 2019, and the related consolidated income statements, and the consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 20-F of SAP SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
March 4, 2021